                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No.__________)(1)

                         CoActive Marketing Group, Inc.
                                (Name of Issuer)

                          Common Stock, .001 par value
                         (Title of Class of Securities)

                                    189875107
                                 (CUSIP Number)

    Milton R. Gleit, Esq., McCarthy, Fingar, Donovan, Drazen & Smith, L.L.P. 11 Martine Ave., 12th Flr., White Plains, NY 10606-1934, Tel. (914) 946-3700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

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CUSIP No. 189875107                13D                      Page 2 of 5 Pages
          ---------
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        JOSEPH E. SHEEHAN


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                       (b) [ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS:
                                                                         PF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                          [ ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        U.S.A.



NUMBERS OF
SHARES
BENEFICIALLY OWNED
BY
EACH REPORTING
PERSON WITH
                        7     SOLE VOTING POWER
                                                        185,524

                        8     SHARED VOTING POWER


                        9     SOLE DISPOSITIVE POWER
                                                        317,007

                       10     SHARED DISPOSITIVE POWER


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        317,007

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        7.045%


    14       TYPE OF REPORTING PERSON
                                                         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


Item 1.      Security and Issuer

             Common Stock, $.001 par value
             CoActive Marketing Group, Inc.
             415 Northern Boulevard
             Great Neck, NY  11021

Item 2.      Identity and Background.

             (a)      Joseph E. Sheehan

             (b)      J.E. Sheehan & Co., Inc.
                      711 Fifth Avenue, 4th Floor
                      New York, NY 10022

             (c) The undersigned is owner and operator of J. E. Sheehan & Company, Inc., 711 Fifth Avenue, New York, NY 10022. J. E. Sheehan & Company, Inc. is engaged in the business of investment banking.

             (d) During the last five years, the undersigned has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, the undersigned has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

             (f) The undersigned is a citizen of the United States of America.

Item 3. One hundred eighty-five thousand five hundred twenty-four (185,524) shares are owned by the undersigned personally. These shares were purchased by me using my own funds, no borrowing was involved. Eighty-one thousand four hundred eighty-three (81,483) shares were purchased by the grantor trust for Zita Sheehan using funds in the said Trust without borrowing. Fifty thousand (50,000) shares were purchased by the grantor trust for the benefit of Joseph E. Sheehan III using funds in the said Trust, without borrowing. The undersigned has sole investment powers over the funds in both Trusts.

Item 4. The purpose of the transaction was to take an investment position in the Issuer. The undersigned does not have any plan or proposal which relate to, or would result in, any of the matters referred to in clauses (a), (b), (c), (d), (e), (f), (g), (h), (i), or (j) of
             Item 4. The undersigned may, however, at any time or from time to time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any such items, but has no present intention of doing so.

Item 5. The undersigned owns individually, and has the right to vote 185,524 shares of the Common Stock, .001 par value of the Issuer, which is 4.123% of the outstanding shares of Common Stock of the Issuer. The Grantor Trust for the benefit of Zita Sheehan, the daughter of the undersigned, owns and has the right to vote 81,483 shares of the Common Stock, .001 par value of the Issuer which is 1.811% of the outstanding shares of outstanding of Issuer. The Trustee of said trust with the right to vote the Shares owned by the Trust is Rosa Sheehan, wife of the undersigned. The Grantor Trust for the benefit of Joseph E. Sheehan, III, the son of the undersigned owns and has the right to vote 50,000 shares of the Common Stock, .001 par value of the Issuer which is 1.111% of the outstanding shares of Common Stock of the Issuer. The Trustee of said Trust is also Rosa Sheehan. The undersigned has the sole right to manage the investments made by each of said Trusts.

             On December 14, 1999 the undersigned acquired one hundred eleven thousand five hundred forty-one (111,541) shares of the Common Stock of the Issuer, the Grantor Trust for the benefit of Zita Sheehan acquired fifty thousand (50,000) shares and the Grantor Trust for the benefit of Joseph E. Sheehan, III, acquired fifty thousand (50,000) shares. All such shares were acquired in a private transaction with an investor at $1.875 per share.

Item 6. There are no contracts, arrangements, understandings or relationships involving the undersigned with respect to securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.  Not Applicable.


                          SIGNATURES ON FOLLOWING PAGE

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               December 28, 1999



                                               ---------------------------------



                                               /s/ Joseph E. Sheehan
                                               ---------------------------------
                                               Joseph E. Sheehan







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